

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2020

Michael Shenher
Chairman, Chief Executive Officer, and Director
Hemp Technology, Inc.
3000, 421 – 7th Avenue SW
Calgary, Alberta, Canada

> **Re: Hemp Technology, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed January 2, 2020**
> **File No. 000-56135**

Dear Mr. Shenher:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: T.J. Jesky, Esq.